Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT NO. 2011-MTNDG0149 DATED NOVEMBER 11, 2011
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Callable Yield Notes Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index due May 16, 2013
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
•	If not previously redeemed by us, the notes will mature on May 16, 2013.
•	The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The principal amount and original issue price is $1,000 per note.
•
The notes will bear interest at a fixed annual rate of 11.55%.  Interest on the notes will be payable quarterly on each of February 16, 2012, May 16, 2012, August 16, 2012, November 16, 2012, February 18, 2013 and May 16, 2013 (each, an “interest payment date”), subject to our right to redeem the notes on any interest payment date as described below.

•
We may redeem the notes, in whole and not in part, on any interest payment date (the “redemption date”), upon not less than five business days’ notice, for a cash redemption price equal to the $1,000 principal amount, plus accrued and unpaid interest to but excluding the redemption date.

•
If we have not previously redeemed the notes, at maturity you will receive your final interest payment and a principal payment at maturity that will be based on the lesser performing of the S&P 500® Index and the Russell 2000® Index (each, an “index”) and will be determined as follows:

•	if the final level of the lesser performing index is greater than or equal to the barrier level with respect to that index, you will receive for each note you hold the $1,000 principal amount; or
•
if the final level of the lesser performing index is less than the barrier level with respect to that index, you will receive for each note you hold (i) the $1,000 principal amount, plus (ii) $1,000 times the index return of the lesser performing index (which will be negative and in all cases less than -50%).   In this scenario, your payment at maturity, in addition to the final interest payment, would be less than $500 per note.

In no event will any payment at maturity you receive be greater than the $1,000 principal amount, plus the final interest payment, even if the closing level of one or both of the indices has increased from the initial valuation date to the final valuation date.   There is no minimum payment at maturity on the notes aside from the final interest payment.
•	The “lesser performing index” will be the index with the lower index return.
•	The “index return” with respect to an index will be equal to (i) the final level for that index minus the initial level for that index, divided by (ii) the initial level for that index.
•
The “final level” with respect to an index will be the closing level of that index on May 13, 2013, subject to postponement for non-index business days and certain market disruption events (the “final valuation date”).

•
The “initial level” with respect to the S&P 500® Index equals 1,263.85, the closing level of the S&P 500® Index on November 11, 2011, the day on which we priced the notes for initial sale to the public (the “initial valuation date”).  The “initial level” with respect to the Russell 2000® Index equals 744.64, the closing level of the Russell 2000® Index on the initial valuation date.

•
The “barrier level” with respect to the S&P 500® Index equals 631.93, 50% of the initial level of the S&P 500® Index.  The “barrier level” with respect to the Russell 2000® Index equals 372.32, 50% of the initial level of the Russell 2000® Index.

•
Investing in the notes is not equivalent to investing directly in either or both of the indices, the stocks that constitute either or both of the indices or a basket composed of the indices, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute either or both of the indices.

•	We will not apply to list the notes on any securities exchange.
•	The CUSIP number for the notes is 1730T0QK8. The ISIN number for the notes is US1730T0QK87.
Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.
The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$5,000,000
Underwriting Fee(1)	$5.50	$27,500
Proceeds to Citigroup Funding Inc.	$994.50	$4,972,500
(1)
Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $5.50 for each $1,000 note sold in this offering.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a selling concession of $5.50 for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about November 16, 2011.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Callable Yield Notes Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index due May 16, 2013, or the “notes,” are redeemable securities offered by Citigroup Funding Inc., which we refer to as “Citigroup Funding,” with a maturity of 18 months, unless earlier redeemed by us.

The notes offer quarterly interest payments at a fixed annual rate of 11.55%, subject to our right to redeem the notes.  See “—Will I Receive Interest or Dividends on the Notes?” below.

Unless earlier redeemed by us, the notes will mature on May 16, 2013 (the “maturity date”).  We may redeem the notes, in whole and not in part, on any interest payment date, upon not less than five business days’ notice. Following an exercise of our right to redeem the notes, you will receive for each note you hold an amount in cash equal to the $1,000 principal amount, plus accrued and unpaid interest to but excluding the date of redemption.  See “What Will I Receive if Citigroup Funding Redeems the Notes?” below.

If we have not previously redeemed the notes, you will receive at maturity a payment that will be based on the performance of the lesser performing of the S&P 500® Index and the Russell 2000® Index (each, an “index”), as measured by the percentage change in the closing level of that index on November 11, 2011, the day on which we priced the notes for initial sale to the public (the “initial valuation date”), compared to May 13, 2013, subject to postponement for non-index business days and certain market disruption events (the “final valuation date”).  You will not participate in any positive performance of either index from the initial valuation date to the final valuation date, but you will be exposed to the full negative performance of the lesser performing index if the closing level of that index has declined by more than 50% from the initial valuation date to the final valuation date.  In that event, your payment at maturity, in addition to the final interest payment, would be less than $500 per note.  There is no minimum payment at maturity on the notes aside from the final interest payment.  If neither index has declined by more than 50% from the initial valuation date to the final valuation date, your payment at maturity per note will equal the $1,000 principal amount, plus the final interest payment.  See “—What Will I Receive at Maturity of the Notes?” below.

Investing in the notes is not equivalent to investing directly in either or both of the indices, the stocks that constitute either or both of the indices or a basket composed of the indices, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute either or both of the indices.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividends on the Notes?

From and including the issue date of the notes to but excluding the maturity date or any earlier redemption date, the notes will bear interest at a fixed annual rate of 11.55%.  Interest on the notes will be payable quarterly on each of February 16, 2012, May 16, 2012, August 16, 2012, November 16, 2012, February 18, 2013 and May 16, 2013 (each, an “interest payment date”).  Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date.  If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.  Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

You will not be entitled to receive any dividends paid with respect to the stocks that constitute either index.  As of November 11, 2011, the stocks that constitute the S&P 500® Index yield an average of 2.07% per year, and the stocks that constitute the Russell 2000® Index yield an average of 1.60% per year.  If these average dividend yields remained constant for the term of the notes, this would be equivalent to 3.11% and 2.40%, respectively (calculated on a simple interest basis), over the 18-month term of the notes.  However, it is impossible to predict whether the respective dividend yields over the term of the notes will be higher, lower or the same as these average dividend yields or the average dividend yields during any other period.

What Will I Receive at Maturity of the Notes?

If we have not previously redeemed the notes, your payment at maturity for each note you hold will equal, in addition to the final interest payment:

•	if the final level of the lesser performing index is greater than or equal to the barrier level with respect to that index, the $1,000 principal amount; or

•
if the final level of the lesser performing index is less than the barrier level with respect to that index, (i) the $1,000 principal amount, plus (ii) $1,000 times the index return of the lesser performing index (which will be negative and in all cases less than -50%).   In this scenario, your payment at maturity, in addition to the final interest payment, would be less than $500 per note.

In no event will any payment at maturity you receive be greater than the $1,000 principal amount, plus the final interest payment, even if the closing level of one or both of the indices has increased from the initial valuation date to the final valuation date.   If we have not redeemed the notes, your payment at maturity will be determined only based on the lesser performing index; the performance of the index that is not the lesser performing index will not be taken into account for purposes of determining your payment at maturity.  There is no minimum payment at maturity on the notes aside from the final interest payment.

For more specific information about your payment at maturity, the barrier level, the determination of the lesser performing index and the index return, and for information on the effect of a market disruption event on the determination of your payment at maturity, lesser performing index, the closing level of an index and the index return, please see “—How Will the Lesser Performing Index Be Determined?” below and “Description of the Notes—Payment at Maturity” in this pricing supplement.

How Will the Lesser Performing Index Be Determined?

The “lesser performing index” will be the index with the lower index return.  The “index return” with respect to an index will be equal to (i) the final level for that index minus the initial level for that index, divided by (ii) the initial level for that index, expressed by the following fraction:

final level – initial level
initial level

The “final level” with respect to an index will be the closing level of that index on the final valuation date.

The “initial level” with respect to the S&P 500® Index equals 1,263.85, the closing level of the S&P 500® Index on the initial valuation date.  The “initial level” with respect to the Russell 2000® Index equals 744.64, the closing level of the Russell 2000® Index on the initial valuation date.

The “barrier level” with respect to the S&P 500® Index equals 631.93, 50% of the initial level of the S&P 500® Index.  The “barrier level” with respect to the Russell 2000® Index equals 372.32, 50% of the initial level of the Russell 2000® Index.

Is There a Possibility of Loss of Principal?

Yes.  If we do not redeem the notes and the final level of the lesser performing index is less than the barrier level with respect to that index, your payment at maturity, in addition to the final interest payment, will be less than $500 per note, and you may receive no payment at maturity aside from the final interest payment.  This will be true even if the closing level of either or both of the indices exceeds the initial level and/or is greater than the barrier level for the respective index at one or more times during the term of the notes.  In no event will any payment at maturity you receive be greater than the $1,000 principal amount, plus the final interest payment, even if the closing level of one or both of the indices has increased from the initial valuation date to the final valuation date.  All payments on the notes are subject to the credit risk of Citigroup Inc.

What Will I Receive if Citigroup Funding Redeems the Notes?

We may redeem the notes, in whole and not in part, on any interest payment date (the “redemption date”) upon not less than five business days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Redemption Right” in this pricing supplement.  If we exercise our right to redeem the notes, you will receive an amount in cash (the “redemption price”) equal to 100% of the principal amount of notes you then hold on that interest payment date, plus accrued and unpaid interest to but excluding the redemption date.

On any interest payment date, we are likely to redeem the notes if we perceive that it is in our interests to do so, and any redemption of the notes by us may be adverse to your interests.  Factors that may increase the likelihood that we will redeem the notes include:  (i) the closing levels of the indices remaining substantially above their respective barrier levels; (ii) any decrease from the current volatility levels of the indices; (iii) any decrease in our cost of capital; and (iv) the passage of time.  An investment in the notes represents an investment view that, among other things, the closing levels of the indices will remain above their respective barrier levels and that the current levels of volatility in the indices will decrease.  You should understand that the circumstances in which this investment view proves to be correct are also circumstances that increase the likelihood that we will redeem the notes.  If we redeem the notes, you may not be able to invest in other securities with a similar yield and level of risk.  You should refer to the section “Risk Factors Relating to the Notes” for further information.

What Will I Receive if I Sell the Notes Prior to Redemption or Maturity?

If we redeem the notes, you will receive the redemption price only if you hold the notes on the redemption date.  If we do not redeem the notes, you will receive the payment at maturity described above under “—What Will I Receive at Maturity of the Notes?” only if you hold the notes on the maturity date.  If you choose to sell your notes before the notes are redeemed or mature, you should not expect to receive the full principal amount of the notes you sell, and you may receive substantially less than their principal amount.  You should refer to the sections “Risk Factors Relating to the Notes—The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors” and “—The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited” in this pricing supplement for further information.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Notes—Payment at Maturity—Hypothetical Examples” in this pricing supplement.

Who Publishes the S&P 500® Index, and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from publicly available sources. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC and consists of 500 component stocks selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 11, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.  See “—Will I Receive Interest or Dividends on the Notes?” above.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high and low closing levels, as well as end-of-quarter closing levels, of the S&P 500® Index for each quarter in the period from January 3, 2006 to November 11, 2011 as well as a graph showing the closing levels of the S&P 500® Index on each day such closing levels were available from January 3, 2006 to November 11, 2011. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the S&P 500® Index and the Russell 2000® Index Is Not an Indication of Their Future Performance” in this pricing supplement.

Who Publishes the Russell 2000® Index, and What Does It Measure?

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group (“Russell”), or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small capitalization equities. The Russell 2000® Index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000 Index. As of November 11, 2011, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care. For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Russell 2000® Index.  See “—Will I Receive Interest or Dividends on the Notes?” above.

How Has the Russell 2000® Index Performed Historically?

We have provided a table showing the high and low closing levels, as well as end-of-quarter closing levels, of the Russell 2000® Index for each quarter in the period from January 3, 2006 to November 11, 2011 as well as a graph showing the closing levels of the Russell 2000® Index on each day such closing levels were available from January 3, 2006 to November 11, 2011. You can find the table and the graph in the section “Description of the Russell 2000® Index—Historical Data on the Russell 2000® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. However, past performance is not indicative of how the Russell 2000® Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the S&P 500® Index and the Russell 2000® Index Is Not an Indication of Their Future Performance” in this pricing supplement.

What Are the U.S. Federal Tax Consequences of Investing in the Notes?

See “United States Federal Tax Considerations” below for a description of the U.S. federal tax consequences of investing in the notes.

Will the Notes Be Listed on a Securities Exchange?

No.  The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc. (“Citigroup Global Markets”), is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities or continue those activities once it has started them.

Citigroup Global Markets will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets will make determinations with respect to the notes.  Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We have hedged our obligations under the notes through one or more of our affiliates. This hedging activity may involve trading in the stocks that constitute either or both of the indices and/or in instruments, such as options, swaps or futures, related to either or both of the indices and/or the stocks that constitute either or both of the indices. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” and “Risk Factors Relating to the Notes—Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that, if the notes are not redeemed, the payment at maturity of the notes will be based on the lesser performing of the S&P 500® Index and the Russell 2000® Index, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the closing levels of the S&P 500® Index and the Russell 2000® Index and other events that are difficult to predict and beyond our control.

The Return on the Notes Will Be Limited to the Quarterly Interest Payments

The return on the notes will be limited to the sum of the quarterly interest payments on the notes, even if the final level greatly exceeds the initial level of either or both of the indices.  The maximum possible return on the notes, which would be achieved only if we do not redeem the notes prior to the maturity date and the final level of the lesser performing index is equal to or greater than the barrier level for that index, is 17.33%.  Additionally, we may redeem the notes on any interest payment date, and you may receive only one interest payment before we redeem the notes, in which case your return would be 2.89%. Investors in the notes will not share in any appreciation of either or both of the indices, which may be significantly greater than the maximum possible return on the notes or any other return on the notes.  However, investors will be exposed to the full negative performance of the lesser performing index if the closing level of that index has declined by more than 50% from the initial valuation date to the final valuation date.  You should not invest in the notes if you seek to participate in any appreciation of one or both of the indices and you believe either or both of the indices, or a basket composed of the indices, will appreciate by more than the return calculated by summing the quarterly interest payments you receive over the term of the notes.

The Notes Do Not Guarantee the Return of Any of the Principal Amount

The terms of the notes differ from those of ordinary debt securities in that, if we do not redeem the notes prior to maturity, the notes do not guarantee the return of any of the principal amount at maturity.  If the final level of the lesser performing index is less than the barrier level for that index (which is 50% of that index’s initial level), the payment at maturity per note, in addition to the final interest payment, will be an amount in cash that is less than $500 and possibly zero.  In this scenario, investors would be exposed to the full negative performance of the lesser performing index from the initial valuation date to the final valuation date, regardless of the performance of the better performing index.  There is no minimum payment at maturity on the notes aside from the final interest payment, and, accordingly, you could lose the entire principal amount of the notes.  See “Description of the Notes—Payment at Maturity—Hypothetical Examples.”  You should not invest in the notes if you believe the closing level of either or both of the indices on the final valuation date will be less than 50% of the closing level of the relevant index on the initial valuation date.

If We Do Not Redeem the Notes, Your Payment at Maturity Will Depend on Changes in the Closing Level of the Lesser Performing Index, and Not the Better Performing Index or a Basket Composed of the Indices, and the Indices May Not Be Correlated with Each Other

The notes are linked to the individual performance of the lesser performing index, which is the index with the lower index return, and not to the index that is the better performing index or a basket composed of the indices.

Because of the way your payment at maturity is calculated, if we do not earlier redeem the notes, even if the index return of the better performing index is greater than or equal to -50%, the index return of the lesser performing index may be less than -50%, in which case you would be exposed to the full negative performance of the lesser performing index.  You should understand how your payment at maturity will be calculated in connection with your investment in the notes.  If the closing level of the lesser performing index has declined by more than 50% from the initial valuation date to the final valuation date, your payment at maturity, in addition to the final interest payment, will be less than $500 and possibly zero, regardless of the performance of the better performing index.

Additionally, the notes are not linked to the performance of a basket.  If the notes were linked to the performance of a basket, the return on the notes would depend on the weighted aggregate performance of each basket component as reflected by the basket return. Thus, decreases in the closing level of one basket component could be moderated, wholly offset, or more than wholly offset, by lesser decreases or increases in the closing level of the other basket components, to the extent of the weightings of such components in the basket. However, in the case of the notes, the individual performance of each index is not combined, and a decline in the closing level of one index will not be moderated or offset by an increase in the closing level of the other index.  Instead, your payment at maturity, if we do not earlier redeem the notes, will depend on the lesser performing of the two indices to which the notes are linked.

Although both indices are broad-based indices that track segments of the U.S. equity markets, the indices include the stocks of different constituent companies and will not have equal returns, and may not be correlated with each other, over the term of the notes.

For instance, at a time when the closing level of one index has increased from its initial level, the closing level of the other index may have decreased from its initial level.  Because your payment at maturity, if we have not earlier redeemed the notes, will be based on the lesser performing index, you may nevertheless receive a payment at maturity (aside from the final interest payment) that is less than $500 per note, even if the closing level of the better performing index is not less than the barrier level for that index on the final valuation date.

The Notes Are Subject to Our Redemption Right

The term of the notes may be limited by our right to redeem the notes at our option on any interest payment date.  The term of your investment in the notes may be limited to as short as three months.  If we redeem the notes prior to maturity, you may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.  The notes do not provide for earlier redemption by holders. You should not invest in the notes if you seek the certainty of a note with a term of 18 months or a note that may not be redeemed by the issuer.

The Closing Level of the S&P 500® Index and the Russell 2000® Index and Several Other Factors Will Affect Our Decision to Redeem the Notes

On any interest payment date, we are likely to redeem the notes if we perceive that it is in our interests to do so, and any redemption of the notes by us may be adverse to your interests.  Factors that may increase the likelihood that we will redeem the notes include:  (i) the closing levels of the indices remaining substantially above their respective barrier levels; (ii) any decrease from the current volatility levels of the indices; (iii) any decrease in our cost of capital; and (iv) the passage of time.  An investment in the notes represents an investment view that, among other things, the closing levels of the indices will remain above their respective barrier levels and that the current levels of volatility in the indices will decrease.  You should understand that the circumstances in which this investment view proves to be correct are also circumstances that increase the likelihood that we will redeem the notes.  If we redeem the notes, you may not be able to invest in other securities with a similar yield and level of risk.

Volatility of the Indices

Historically, the closing levels of the indices have been volatile. From January 3, 2006 to November 11, 2011, the closing level of the S&P 500® Index has been as low as 676.53 and as high as 1,565.15, and the closing level of the Russell 2000® Index has been as low as 343.26 and as high as 865.29.  The volatility of the closing levels of the indices may affect our decision to redeem the notes on any interest payment date and may result in the closing level of the lesser performing index declining by more than 50% from the initial valuation date to the final valuation date, in which case you would receive a payment at maturity (aside from the final interest payment) that is less than $500 per note and possibly zero, even if the closing level of the lesser performing index or both indices have remained at or above the barrier level, or even appreciated from their respective initial levels, over one or more other periods during the term of the notes.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes bear interest at the fixed annual interest rate of 11.55%. If we have not previously redeemed the notes and the closing level of the lesser performing index has declined by more than 50% from the initial valuation date to the final valuation date, the effective yield on the notes will be negative and therefore will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market's view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets Inc. (“Citigroup Global Markets”) may be willing to purchase or sell the notes in the secondary market, including: the value, volatility and dividend yield of each of the indices, interest and yield ratesgenerally, time remaining to maturity of the notes, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The closing levels of the indices may be, and have recently been, volatile, and we can give you no assurance that this volatility will lessen.  See “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” and “Description of the Russell 2000® Index—Historical Data on the Russell 2000® Index” below.  You may receive less, and possibly significantly less, than the principal amount of the notes if you try to sell your notes prior to redemption or maturity.

Investing in the Notes Is Not Equivalent to Investing in Either or Both of the Indices

Investing in the notes is not equivalent to investing directly in either or both of the indices, the stocks that constitute either or both of the indices or a basket composed of the indices.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute either or both of the indices.  As of November 11, 2011, the stocks that constitute the S&P 500® Index yield an average of 2.07% per year, and the stocks that constitute the Russell 2000® Index yield an average of 1.60% per year.  If these average dividend yields remained constant for the term of the notes, this would be equivalent to 3.11% and 2.40%, respectively (calculated on a simple interest basis), over the 18-month term of the notes.  However, it is impossible to predict whether the respective dividend yields over the term of the notes will be higher, lower or the same as these average dividend yields or the average dividend yields during any other period.  Moreover, because your payment at maturity or the redemption price will not exceed $1,000 per note, plus the final interest payment, the return on the notes will never exceed the sum of the quarterly interest payments, even if the final level of one or both of the indices greatly exceeds the relevant initial level.  Accordingly, the notes are not a suitable investment for investors who are looking to receive returns that reflect the performance of either or both of the indices or a basket composed of the indices.  The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

Adjustments to Either or Both of the Indices Could Adversely Affect the Value of the Notes

Each publisher of an index may add, delete or substitute the stocks that constitute that index or make other methodological changes that could change the closing level of that index. Each publisher of an index may discontinue or suspend calculation or publication of that index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

You Will Have No Rights Against the Publisher of Either of the Indices

You will have no rights against the publisher of either of the indices, even though your payment at maturity, unless the notes are earlier redeemed by us, will depend upon the closing level of the lesser performing index on the final valuation date. The publishers of the indices are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

The Historical Performance of an Index Is Not an Indication of its Future Performance

The historical performance of the indices, which is included in this pricing supplement, should not be taken as an indication of the future performance of the indices during the term of the notes. Changes in the closing level of either or both of the indices will affect the trading price of the notes, but it is impossible to predict whether the closing level of either or both of the indices will fall or rise.

The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets has determined the initial levels and the barrier levels and will determine the final levels and the index returns of each of the indices, which of the two indices is the lesser performing index and the payment that you will receive at maturity if we have not earlier redeemed the notes.  Determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor index or calculation of the closing level of an index in the event of the unavailability or discontinuance of either or both of the indices or the occurrence of a market disruption event, may adversely affect the payment to you at maturity, if we have not earlier redeemed the notes, or our decision to redeem the notes.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates have hedged our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to either or both of the indices or the stocks that constitute either or both of the indices), including trading in stocks that constitute either or both of the indices and/or in instruments, such as options, swaps or futures, related to the either or both of the indices and/or the stocks that constitute either or both of the indices.  Our affiliates also trade in the stocks that constitute either or both of the indices and other financial instruments related the indices and the stocks that constitute either or both of the indices on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the initial valuation date could have potentially increased the initial level with respect to either or both of the indices and, therefore, could have increased the barrier level with respect to either or both of the indices and, consequently, the closing level at which the lesser performing index must close on the final valuation date before an investor receives a payment at maturity, aside from the final interest payment, that is equal to the issue price of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the final valuation date, could adversely affect the closing level of either or both of the indices on the final valuation date and, accordingly, the amount of cash an investor will receive at maturity.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes described herein.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  As described below under “United States Federal Tax Considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of this pricing supplement entitled “United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus in connection with your investment in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Callable Yield Notes Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index due May 16, 2013 (the “Notes”) are redeemable securities offered by Citigroup Funding Inc., which we refer to as “Citigroup Funding,” with a maturity of 18 months, unless earlier redeemed by us.

The Notes offer quarterly interest payments at a fixed annual rate of 11.55%, subject to our right to redeem the Notes.  See “—Interest” below.

Unless earlier redeemed by us, the Notes will mature on May 16, 2013 (the “Maturity Date”).  We may redeem the Notes, in whole and not in part, on any Interest Payment Date as described under “—Redemption Right” below.

If we have not previously redeemed the Notes, you will receive at maturity a payment that will be based on the performance of the lesser performing of the S&P 500® Index and the Russell 2000® Index (each, an “Index”), as described in more detail below under “—Payment at Maturity.”  You will not participate in any positive performance of either Index from the Initial Valuation Date to the Final Valuation Date, but you will be exposed to the full negative performance of the Lesser Performing Index if the Closing Level of that Index has declined by more than 50% from the Initial Valuation Date to the Final Valuation Date.  In that event, your Payment at Maturity, in addition to the final interest payment, would be less than $500 per Note.  There is no minimum Payment at Maturity on the Notes aside from the final interest payment.  If neither Index has declined by more than 50% from the Initial Valuation Date to the Final Valuation Date, your Payment at Maturity per Note will equal the $1,000 principal amount, plus the final interest payment.

Investing in the Notes is not equivalent to investing directly in either or both of the Indices, the stocks that constitute either or both of the Indices or a basket composed of the Indices, and you will not be entitled to receive any dividends paid with respect to the stocks that constitute either or both of the Indices.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes, including any Redemption Price or Payment at Maturity, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Each Note represents a principal amount of $1,000. You may transfer the Notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

From and including the issue date of the Notes to but excluding the Maturity Date or any earlier Redemption Date, the Notes will bear interest at a fixed annual rate of 11.55%.  Interest on the Notes will be payable quarterly on each of February 16, 2012, May 16, 2012, August 16, 2012, November 16, 2012, February 18, 2013 and May 16, 2013 (each, an “Interest Payment Date”).  Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date (each, a “Regular Record Date”). If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.  Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Redemption Right

We may redeem the Notes, in whole and not in part on any Interest Payment Date (the “Redemption Date”) upon not less than five Business Days’ notice to holders of the Notes in the manner described below. Following an exercise of our redemption right, you will receive for each Note you hold an amount in cash (the “Redemption Price”) equal to the $1,000 principal amount on the Redemption Date, plus accrued and unpaid interest to but excluding the Redemption Date.  If we redeem the Notes on an Interest Payment Date that has been postponed as described in the definition of “Interest Payment Date,” you will receive your Redemption Price on such Interest Payment Date as postponed, and no additional interest will accrue on the Notes during this period.

So long as the Notes are represented by global securities and are held on behalf of DTC, redemption notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we have not previously redeemed the Notes, the Notes will mature on May 16, 2013.  Subject to the credit risk of Citigroup Inc., your payment at maturity (the “Payment at Maturity”) for each Note you hold will equal, in addition to the final interest payment:

•	if the Final Level of the Lesser Performing Index is greater than or equal to the Barrier Level with respect to that Index, the $1,000 principal amount; or

•
if the Final Level of the Lesser Performing Index is less than the Barrier Level with respect to that Index, (i) the $1,000 principal amount, plus (ii) $1,000 times the Index Return of the Lesser Performing Index (which will be negative and in all cases less than -50%).   In this scenario, your Payment at Maturity, in addition to the final interest payment, would be less than $500 per Note.

In no event will any Payment at Maturity you receive be greater than the $1,000 principal amount, plus the final interest payment, even if the Closing Level of one or both of the Indices has increased from the Initial Valuation Date to the Final Valuation Date.   If we have not redeemed the Notes, your Payment at Maturity will be determined only based on the Lesser Performing Index; the performance of the Index that is not the Lesser Performing Index will not be taken into account for purposes of determining your Payment at Maturity.  There is no minimum Payment at Maturity on the Notes aside from the final interest payment.

The “Lesser Performing Index” will be the Index with the lower Index Return.

The “Index Return” with respect to an Index will be equal to (i) the Final Level for that Index minus the Initial Level for that Index, divided by (ii) the Initial Level for that Index, expressed by the following fraction:

Final Level – Initial Level
Initial Level

The “Final Level” with respect to an Index will be the Closing Level of that Index on the Final Valuation Date.

The “Initial Level” with respect to the S&P 500® Index equals 1,263.85, the Closing Level of the S&P 500® Index on the Initial Valuation Date.  The “Initial Level” with respect to the Russell 2000® Index equals 744.64, the Closing Level of the Russell 2000® Index on the Initial Valuation Date.

The “Barrier Level” with respect to the S&P 500® Index equals 631.93, 50% of the Initial Level of the S&P 500® Index.  The “Barrier Level” with respect to the Russell 2000® Index equals 372.32, 50% of the Initial Level of the Russell 2000® Index.

A “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

The “Calculation Agent” means Citigroup Global Markets Inc. (“Citigroup Global Markets”), an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which both Indices (including any Successor Indices (as defined below)) are calculated and published and on which securities comprising more than 80% of the value of each Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Level of the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

The “Closing Level” of an Index on any day means the closing level of that Index as published by the relevant Index Publisher (as defined below), subject to the terms described under “—Discontinuance of an Index” and “—Alteration of Method of Calculation” below.  If the Closing Level of an Index is not available or a Market Disruption Event occurs on the originally scheduled Final Valuation Date, the Closing Level of that Index for the Final Valuation Date, unless postponed by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the closing level of that Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such closing level available to the Calculation Agent.  If a Market Disruption Event occurs on the originally scheduled Final Valuation Date, the Calculation Agent may postpone the Final Valuation Date for up to two consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the Maturity Date.

The “Index Publisher” means, with respect to the S&P 500® Index, Standard & Poor’s Financial Services LLC (“S&P”), and with respect to the Russell 2000® Index, Russell Investment Group (“Russell”).

The “Initial Valuation Date” means November 11, 2011.

The “Final Valuation Date” means May 13, 2013.  If the originally scheduled Final Valuation Date is not an Index Business Day, the Final Valuation Date may be postponed by the Calculation Agent, but not past the Business Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on the originally scheduled Final Valuation Date, the Calculation Agent may postpone the Final Valuation Date as described above in the definition of “Closing Level.”

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the value of either Index or any Successor Index, (ii) any options or futures contracts, or any options on such futures contracts, relating to either Index or any Successor Index or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the value of either Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.  For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in an Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of that Index will be based on a comparison of the portion of the value of that Index attributable to that security relative to the overall value of that Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Final Levels for each Index on the Payment at Maturity you will receive in respect of the Notes.  You will not receive any Payment at Maturity if we exercise our right to redeem the Notes on any Interest Payment Date; instead, you will receive the Redemption Price of $1,000 per note, plus accrued and unpaid interest, on the Redemption Date in accordance with “—Redemption Right” above. All of the hypothetical examples are based on Notes being held to the Maturity Date and the following assumptions:

•	Issue Price:	$1,000 per Note

•	Principal Amount:	$1,000 per Note

•	Initial Level:	With respect to the S&P 500® Index, 1,263.85
With respect to the Russell 2000® Index, 744.64

•	Barrier Level:	With respect to the S&P 500® Index, 631.93
With respect to the Russell 2000® Index, 372.32

•	Interest Rate:	11.55% per annum

•	Term of the Notes:	18 months

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. Your actual Payment at Maturity and total payments on each Note will depend on the actual Index Return of the Lesser Performing Index. The figures in the below table are rounded to two decimal places.

S&P 500® Index Final Level	Russell 2000® Index Final Level	S&P 500® Index Return	Russell 2000® Index Return	Index Return of the Lesser Performing Index	Payment at Maturity per Note(1)	Total Payments on Each Note	Total Return on Each Note
63.19	0.00	-95.00%	-100.00%	-100.00%	$28.88	$173.25	-82.68%
126.39	111.70	-90.00%	-85.00%	-90.00%	$128.88	$273.25	-72.68%
315.96	148.93	-75.00%	-80.00%	-80.00%	$228.88	$373.25	-62.68%
1,327.04	223.39	5.00%	-70.00%	-70.00%	$328.88	$473.25	-52.68%
505.54	335.09	-60.00%	-55.00%	-60.00%	$428.88	$573.25	-42.68%
631.80	372.32	-50.01%	-50.00%	-50.01%	$528.88	$673.15	-32.69%
631.93	409.55	-50.00%	-45.00%	-50.00%	$1,028.88	$1,173.25	17.33%
821.50	446.78	-35.00%	-40.00%	-40.00%	$1,028.88	$1,173.25	17.33%
884.70	558.48	-30.00%	-25.00%	-30.00%	$1,028.88	$1,173.25	17.33%
1,074.27	595.71	-15.00%	-20.00%	-20.00%	$1,028.88	$1,173.25	17.33%
1,137.47	707.41	-10.00%	-5.00%	-10.00%	$1,028.88	$1,173.25	17.33%
1,200.66	819.10	-5.00%	10.00%	-5.00%	$1,028.88	$1,173.25	17.33%
1,263.85	744.64	0.00%	0.00%	0.00%	$1,028.88	$1,173.25	17.33%
1,453.43	819.10	15.00%	10.00%	10.00%	$1,028.88	$1,173.25	17.33%
1,516.62	856.34	20.00%	15.00%	15.00%	$1,028.88	$1,173.25	17.33%
1,579.81	893.57	25.00%	20.00%	20.00%	$1,028.88	$1,173.25	17.33%
1,643.01	1,005.26	30.00%	35.00%	30.00%	$1,028.88	$1,173.25	17.33%
1,832.58	1,042.50	45.00%	40.00%	40.00%	$1,028.88	$1,173.25	17.33%
1,895.78	1,154.19	50.00%	55.00%	50.00%	$1,028.88	$1,173.25	17.33%
2,085.35	1,191.42	65.00%	60.00%	60.00%	$1,028.88	$1,173.25	17.33%
2,148.55	1,303.12	70.00%	75.00%	70.00%	$1,028.88	$1,173.25	17.33%
2,338.12	1,340.35	85.00%	80.00%	80.00%	$1,028.88	$1,173.25	17.33%
2,401.32	1,452.05	90.00%	95.00%	90.00%	$1,028.88	$1,173.25	17.33%
2,590.89	1,489.28	105.00%	100.00%	100.00%	$1,028.88	$1,173.25	17.33%

(1)	Includes the final quarterly interest payment (i.e., $28.88)

Example 1: The S&P 500® Index decreases from an Initial Level of 1,263.85 to a Final Level of 505.54 and the Russell 2000® Index decreases from an Initial Level of 744.64 to a Final Level of 335.09.

Because the Index Return of the S&P 500® Index of -60% is lower than the Index Return of the Russell 2000® Index of -55%, the S&P 500® Index is the Lesser Performing Index and the Index Return of the Lesser Performing Index is equal to -60%. Because the Final Level of the Lesser Performing Index is less than the Barrier Level with respect to that Index, the investor receives a Payment at Maturity, in addition to the final interest payment, of $400 per Note, calculated as follows:

$1,000 + [$1,000 x Index Return of the Lesser Performing Index]

$1,000 + [$1,000 x -60%] = $400

Example 2: The S&P 500® Index increases from an Initial Level of 1,263.85 to a Final Level of 1,327.04 and the Russell 2000® Index decreases from an Initial Level of 744.64 to a Final Level of 223.39.

Because the Index Return of the Russell 2000® Index of -70% is less than the Index Return of the S&P 500® Index of 5%, the Russell 2000® Index is the Lesser Performing Index and the Index Return of the Lesser Performing Index is equal to -70%. Because the Final Level of the Lesser Performing Index is less than the Barrier Level with respect to that Index, regardless of the positive Index Return of the S&P 500 Index, the investor receives a Payment at Maturity, in addition to the final interest payment, of $300 per Note, calculated as follows:

$1,000 + [$1,000 x Index Return of the Lesser Performing Index]

$1,000 + [$1,000 x -70%] = $300

Example 3: The S&P 500® Index decreases from an Initial Level of 1,263.85 to a Final Level of 1,200.66 and the Russell 2000® Index increases from an Initial Level of 744.64 to a Final Level of 819.10.

Because the Index Return of the S&P 500® Index is negative and the Index Return of the Russell 2000® Index is positive, the S&P 500® Index is the Lesser Performing Index and the Index Return of the Lesser Performing Index is equal to -5%. Because the Final Level of the Lesser Performing Index is not less than the Barrier Level with respect to that Index, the investor receives a Payment at Maturity, in addition to the final interest payment, of $1,000 per Note.

Example 4: The S&P 500® Index increases from an Initial Level of 1,263.85 to a Final Level of 1,579.81 and the Russell 2000® Index increases from an Initial Level of 744.64 to a Final Level of 893.57.

Because the Index Returns of both Indices are positive, the Index Return of the Lesser Performing Index is positive and the investor receives a Payment at Maturity, in addition to the final interest payment, of $1,000 per Note.

Discontinuance of an Index

If an Index Publisher discontinues publication of the relevant Index and it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Index, then the level of that Index will be determined by reference to the level of that successor or substitute index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Notes.

If an Index Publisher discontinues publication of the relevant Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the Closing Level of that Index, the level to be substituted for that Index for that date will be a level computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If a Successor Index is selected or the Calculation Agent calculates a level as a substitute for the relevant index as described above, the Successor Index or level will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of an Index may adversely affect the market value of the Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating an Index or a Successor Index is changed in any material respect, or if an Index or a Successor Index is in any other way modified so that the level of that Index or Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Index or Successor Index as if the changes or modifications had not been made.  For example, if the method of calculating an Index or a Successor Index is modified so that the level of that Index or Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of that index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the Payment at Maturity, calculated as though the Final Valuation Date were the date of such acceleration. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the Payment at Maturity, calculated as though the Final Valuation Date of the Notes were the date of the commencement of the proceeding.

In case of default in Payment at Maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 3.28% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0QK8.  The ISIN number for the Notes is US1730T0QK87.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from publicly available sources. Such information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”).  S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of November 11, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of November 11, 2011, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.67%), Consumer Staples (11.09%), Energy (12.58%), Financials (13.60%), Health Care (11.57%), Industrials (10.55%), Information Technology (19.59%), Materials (3.60%), Telecommunication Services (3.04%) and Utilities (3.72%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Levels, as well as the end-of-quarter Closing Levels, of the S&P 500® Index from January 3, 2006 through November 11, 2011. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

High	Low	Period End
2006
Quarter
First	1,225.31	1,163.75	1,294.83
Second	1,325.76	1,223.69	1,270.20
Third	1,339.15	1,234.49	1,335.85
Fourth	1,427.09	1,331.32	1,418.30
2007
Quarter
First	1,459.68	1,374.12	1,420.86
Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter

High	Low	Period End
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth	1,225.85	1,137.03	1,187.76
2011
Quarter
First	1,276.56	1,269.75	1,274.48
Second	1,363.61	1,265.42	1,320.64
Third	1,353.22	1,119.46	1,131.42
Fourth (through November 11, 2011)	1,285.09	1,099.23	1,263.85

On November 11, 2011, the Closing Level of the S&P 500® Index was 1,263.85.

The following graph illustrates the historical performance of the S&P 500® Index based on the Closing Level thereof on each day such values were available from January 3, 2006 through November 11, 2011.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial products, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

DESCRIPTION OF THE RUSSELL 2000® INDEX
General

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from Russell or publicly available sources. Such information reflects the policies of, and is subject to change by, Russell.  Russell is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Russell 2000® Index at any time.  None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Russell 2000® Index.  The Russell 2000® Index is published by Russell and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small capitalization equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000 Index.

As of November 11, 2011, the largest five sectors represented by the Russell 2000® Index were Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Russell 2000® Index

Companies determined by Russell to be part of the U.S. equity market are eligible for inclusion in the Russell 2000® Index.  If a company incorporates in, has a stated headquarters location in and also trades in the United States, the company is eligible for inclusion in the Russell 2000® Index.  If any of the three criteria do not match, Russell then defines three home country indicators (“HCIs”):  country of incorporation, country of headquarters and country of the most liquid exchange.  After the HCIs are defined, Russell cross-compares the primary location of the company’s assets with the three HCIs.  If the primary location of assets matches any of the HCIs, then the company is assigned to the country of its primary asset location.  If there is not enough information to determine a company’s primary location of assets, Russell uses the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion.  Russell will use an average of two years of assets or revenues data for analysis to reduce potential turnover beginning in 2011.  If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country in which its headquarters are located unless the country is on a list of countries considered by Russell to be “benefit driven incorporation” countries.  In the latter case, the company is assigned to the country of its most liquid stock exchange.  Only companies assigned to the United States through the foregoing analysis are eligible for inclusion in the Russell 2000® Index.  Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts are excluded. American Depository Receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end investment companies and limited partnerships are also ineligible for inclusion.  If multiple share classes of common stock exist, they are combined.  In cases where the common stock share classes act independently of each other, each class is considered for inclusion separately.  Stocks must trade at or above $1.00 on their primary exchange on the last trading day of May each year to be eligible for inclusion in the Russell 2000® Index. If an existing member’s closing price is less than $1.00 on the last trading day of May, it will be considered eligible for inclusion if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00.  If a stock falls below $1.00 intra-year, it will not be removed, but will be evaluated at the next reconstitution.  In order to be included in the Russell 2000® Index’s annual reconstitution, a stock must be listed on the last trading day in May and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. Based on closing prices on the last trading day of May each year, Russell determines whether a company is large enough to be included in the Russell indices. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered available for the purposes of total shares outstanding determinations:

•	Common stock;

•	Non-restricted exchangeable shares (shares which may be exchanged any time, at the holder’s option, on a one-for-one basis for common stock; and

•	Partnership units/membership interests which represent an economic interest in a limited liability company or limited partnership.

A security’s shares are adjusted to include only those shares available to the public.  This is often referred to as “free float.”  The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.  Stocks are weighted in the Russell 2000® Index by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available capitalization.  Adjustments are based on information recorded in SEC corporate filings or other reliable sources:

•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in one of the Russell indices are held by another company also in one of the Russell indices. All shares in this class will be adjusted;

•
Large private and corporate shares — shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange;

•	IPO lock-ups — shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell index; and

•	Government holdings:

•	Direct government holders: Those holdings listed as “government of” are considered unavailable and will be removed entirely from available shares;

•	Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

•	Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.

Russell will make certain maintenance adjustments to the Russell 2000® Index based on corporate actions of included securities. A full description of all corporate action driven changes, including timing, to the Russell indices can be found on Russell’s website.

Historical Data on the Russell 2000® Index

The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Levels, as well as the end-of-quarter Closing Levels, of the Russell 2000® Index from January 3, 2006 through November 11, 2011. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low	Period End
2006
Quarter
First	765.14	684.05	765.14
Second	781.83	672.72	724.67
Third	734.48	671.94	725.59
Fourth	797.73	718.35	787.66
2007
Quarter
First	829.44	760.06	800.71
Second	855.09	803.22	833.70
Third	855.77	751.54	805.45
Fourth	845.72	735.07	766.03
2008
Quarter
First	753.55	643.97	687.97
Second	763.27	686.07	689.66
Third	754.38	657.72	679.58
Fourth	671.59	385.31	499.45
2009
Quarter
First	514.71	343.26	422.75
Second	531.68	429.16	508.28
Third	620.69	479.27	604.28
Fourth	634.07	562.40	625.39
2010
Quarter
First	690.30	586.49	678.64
Second	741.92	609.49	609.49
Third	677.64	590.03	676.14
Fourth	792.35	669.45	783.65
2011
Quarter
First	843.55	773.18	843.55
Second	865.29	777.20	827.43
Third	858.11	643.42	644.16
Fourth (through November 11, 2011)	765.43	609.49	744.64

On November 11, 2011, the Closing Level of the Russell 2000® Index was 744.64.

The following graph illustrates the historical performance of the Russell 2000® Index based on the Closing Level thereof on each day such Closing Levels were available from January 3, 2006 through November 11, 2011.

License Agreement

Russell and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial products, including the Notes.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by Russell Investment Group (“Russell”). Russell makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same.  Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Citigroup Funding, its affiliates or the Notes. Russell has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the Russell 2000® Index. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness or otherwise. Russell is not responsible for and has not participated in the determination of the timing of prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN RUSSELL AND CITIGROUP FUNDING.”

UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to an initial investor who purchases the Notes at their “issue price” and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;

•	investors holding the Notes as part of a “straddle,” conversion transaction or constructive sale transaction;

•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”; and

•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of holding and disposing of Notes.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Each holder, by purchasing the Notes, agrees to treat each Note as a put option (the “Put Option”) written by the holder with respect to the Indices, secured by a cash deposit equal to the issue price (the “Deposit”).  Under this treatment:

•	a portion of each coupon payment will be attributable to interest on the Deposit; and

•
the remainder will represent option premium attributable to the holder’s grant of the Put Option (with respect to each coupon payment received and, collectively, all coupon payments received, “Put Premium”);

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, significant aspects of the treatment of an investment in the Notes are uncertain.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each Note as a Put Option and a Deposit.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Coupon Payments.  Interest on the Deposit will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received (in accordance with the holder’s method of tax accounting).  The Put Premium will not be taken into account until maturity or earlier sale or exchange of the Notes.  We will treat 38% of each Coupon Payment as interest on the Deposit and 62% as Put Premium.

Sale or Exchange Prior to Maturity.  Upon a sale or exchange of a Note prior to maturity, a U.S. Holder should apportion the amount realized (excluding any amount attributable to accrued but unpaid interest on the Deposit, which will be treated as a payment of interest) between the Deposit and the Put Option based on their respective values on the date of sale or exchange.  A U.S. Holder will recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount realized that is apportioned to the Deposit (the “Deposit Value”) and (ii) the U.S. Holder’s basis in the Deposit (i.e., the original issue price). This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year.

Any difference between the amount realized on the sale or exchange and the Deposit Value will be apportioned to the Put Option. If the Deposit Value exceeds the amount realized upon the sale or exchange of a Note, a U.S. Holder will be treated as having made a payment equal to such excess in exchange for the purchaser’s assumption of the Put Option. The U.S. Holder will recognize gain or loss in respect of the Put Option in an amount equal to the total Put Premium previously received by the U.S. Holder, decreased by the amount deemed to be paid by the U.S. Holder, or increased by the amount deemed to be paid to the U.S. Holder, in exchange for the purchaser’s assumption of the Put Option. This gain or loss will be short-term capital gain or loss.

Tax Treatment Upon Redemption or at Maturity. The coupon payment received at redemption or maturity will be treated as described above under “Coupon Payments.”

If we redeem the Notes prior to maturity, or if at maturity the Final Level of the Lesser Performing Index is greater than or equal to the Barrier Level, a U.S. Holder will not recognize gain or loss upon the return of the Deposit, but will recognize short-term capital gain in an amount equal to the sum of all Put Premium received, including the Put Premium received at redemption or maturity.

If the Final Level of the Lesser Performing Index is less than the Barrier Level (and the Notes have not previously been redeemed), a U.S. Holder will be deemed to have applied the Deposit toward the cash settlement of the Put Option. In that case, the U.S. Holder will recognize gain or loss with respect to the Put Option in an amount equal to the difference between (i) the total Put Premium received (including the Put Premium received at maturity) and the cash the U.S. Holder receives at maturity, excluding the final coupon payment, and (ii) the Deposit. This gain or loss will be short-term capital gain or loss.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes.  It is possible, for example, that the Notes could be treated in their entirety as debt instruments issued by us.  Under this treatment, the Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments.  In that event, regardless of the U.S. Holder’s tax accounting method, in each year that the U.S. Holder held the Notes the U.S. Holder would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes.  In addition, any gain on the sale, exchange or settlement of the Notes would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Unless otherwise stated, the following discussion is based on the treatment of each Note as a Put Option and a Deposit.

A Non-U.S. Holder of the Notes generally should not be subject to U.S. federal withholding or income tax in respect of amounts paid on the Notes, provided that (i) income or gain in respect of the Notes is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) the Non-U.S. Holder (or a financial institution holding the Note on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with the Non-U.S. Holder’s conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

Tax Consequences Under Possible Alternative Treatments.  Other U.S. federal income tax treatments of the Notes are also possible.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

Amounts paid on the Notes may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code.  A Non-U.S. Holder (or financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with an IRS Form W-8BEN or W-8ECI, as appropriate, will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $5,000,000 principal amount of Notes (5,000 Notes) for $994.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes to selected dealers not affiliated with Citigroup Global Markets at the public offering price less a selling concession of $5.50 per Note. Citigroup Global Markets will pay the applicable selling concession to selected dealers and their financial advisors collectively. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $5.50 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of Citigroup Inc. (the “Guarantor”) and counsel to Citigroup Funding Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution).  In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of  documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to Citigroup Funding Inc.’s Registration Statement on Form S-3 (No. 333-172554).

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

TABLE OF CONTENTS

Citigroup Funding Inc.

Medium-Term Notes, Series D

Callable Yield Notes Linked to the
Lesser Return of the S&P 500® Index
and the Russell 2000® Index
due May 16, 2013

($1,000 Principal Amount per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
November 11, 2011

(Including Prospectus Supplement
Dated May 12, 2011 and
Prospectus Dated May 12, 2011)

Pricing Supplement	Page
Summary Information—Q&A	PS-2
Risk Factors Relating to the Notes	PS-7
Description of the Notes	PS-11
Description of the S&P 500® Index	PS-17
Description of the Russell 2000® Index	PS-21
United States Federal Tax Considerations	PS-25
Plan of Distribution; Conflicts of Interest	PS-28
ERISA Matters	PS-29
Validity of the Notes	PS-29

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28